

March 22, 2011

Mr. Jon W. Bilstrom
Executive Vice President and Secretary
Comerica Incorporated
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, Texas 75201

Re: Comerica Incorporated
       Amendment No. 1 to Registration Statement on Form S-4
       Filed March 11, 2011
       File No. 333-172211

Dear Mr. Bilstrom:

       We have reviewed your amended registration statement and response letter dated March 11, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please provide the maximum number of shares and warrants to be issued, or please tell us why you cannot provide these amounts in your next amendment.

Sterling's Officers and Directors Have Financial Interests in the Merger…, page 7

2.   Please revise to state Mr. Painter's position at Sterling.

Exhibits 8.1 and 8.2

3.   You are not permitted to file short-form opinions unless the prospectus states clearly that the discussion in the tax consequences section of the prospectus is counsels' opinion. We note your disclosure on page 62 that Comerica and Sterling will deliver tax opinions to each other dated of the closing date of the merger. Please file forms of these opinions in your next amendment and please confirm that you will file the final opinions as exhibits to the prospectus in a post-effective amendment.

        Please contact Erin Magnor Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

                                        Sincerely,

                                        Michael Clampitt
                                        Senior Attorney

cc.   (facsimile only)
            Nicholas G. Demmo
            Wachtell, Lipton, Rosen & Katz
            (212) 403-2381